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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                  SCHEDULE TO
                     (RULE 14D-100) TENDER OFFER STATEMENT
                UNDER SECTION 14 (d) (1) OR SECTION 13 (e) (1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                               ---------------

                          LOWRANCE ELECTRONICS, INC.
                      (Name of Subject Company (Issuer))

                               BLUE MARLIN, INC.
                         COBRA ELECTRONICS CORPORATION
                     (Names of Filing Persons (Offerors))

                               ---------------

                    COMMON STOCK, PAR VALUE $.10 PER SHARE
                        (Title of Class of Securities)

                               ---------------

                                   548900 10
                     (CUSIP Number of Class of Securities)

                               ---------------

                               Gerald M. Laures
               Vice President--Finance, and Corporate Secretary
                         Cobra Electronics Corporation
                            6500 W. Cortland Street
                               Chicago, IL 60707
                           Telephone: (773) 889-8870

  (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                               ---------------

                                   Copy to:

                                   Pran Jha
                                Sidley & Austin
                                Bank One Plaza
                           10 South Dearborn Street
                            Chicago, Illinois 60603
                           Telephone: (312) 853-7000

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                           CALCULATION OF FILING FEE

Transaction                                        Amount of Filing
Valuation*:     $31,092,567                        Fee:                 $6,219
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*  Estimated for purposes of calculating the amount of the filing fee only.
   This calculation assumes the purchase of all outstanding shares of common stock, par value $.10 per share, of Lowrance Electronics, Inc. (the "Company Common Stock") at a price per share of Company Common Stock of $8.25 in cash. As of January 3, 2001, there were approximately 3,768,796 shares outstanding of Company Common Stock. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount previously paid:Not applicable Filing Party:Not applicable Form or registration No.:Not applicableDate Filed:Not applicable

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X] third-party tender offer subject to Rule 14d-1.
  [_] issuer tender offer subject to Rule 13e-4.
  [_] going-private transaction subject to Rule 13e-3.
  [_] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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  This Tender Offer Statement on Schedule TO relates to the third-party tender offer by Blue Marlin, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Cobra Electronics Corporation, a Delaware corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $.10 per share (the "Shares"), of Lowrance Electronics, Inc., a Delaware corporation (the "Company"), at a purchase price of $8.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 16, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit
(a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9 and 11 of Schedule TO. The Agreement and Plan of Merger dated as of January 4, 2001 among Parent, Purchaser and the Company, a copy of which is incorporated herein by reference, the forms of Stockholder Agreement each dated as of January 4, 2001 among Parent, Purchaser and certain stockholders of the Company, copies of which are included as Exhibit (d)(2) and Exhibit (d)(3) hereto, respectively, the Confidentiality Agreement between Parent, Purchaser and the Company executed in July 2000, a copy of which is included as Exhibit (d)(4) hereto, and the Exclusivity Agreement dated September 11, 2000 between Parent and the Company, a copy of which is included as Exhibit (d)(5) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

Item 3. Identity and Background of Filing Persons.

  None of Parent, Purchaser or, to the best knowledge of such corporations, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 10. Financial Statements.

  (a) (1) Incorporated herein by reference to Item 8 ("Financial Statements and Supplementary Data") of Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 filed with the Securities and Exchange Commission on March 29, 2000. Reports, statements or other information filed with the Securities and Exchange Commission (the "SEC") may be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. These filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

  (a) (2) Incorporated herein by reference to Part I ("Financial Information") of Parent's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 filed with the Securities and Exchange Commission on November 13, 2000. Reports, statements or other information filed with the SEC may be read and copied at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. These filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

  (a) (3)-(4) The information set forth in Section 9 ("Certain Information Concerning Cobra and Purchaser") of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in Section 9 ("Certain Information Concerning Cobra and Purchaser") of the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

   (a)(1)(A) Offer to Purchase dated January 16, 2001.

   (a)(1)(B) Letter of Transmittal.


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

   (a)(1)(C) Notice of Guaranteed Delivery.

   (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.

   (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

   (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

   (a)(1)(G) Form of Summary Advertisement as published on January 16, 2001.

   (a)(1)(H) Text of press release issued by Parent dated January 16, 2001.

   (b)(1)    Term Sheet dated as of December 14, 2000 between Parent and
             General Electric Capital Corporation, LaSalle Bank National
             Association and BT Commercial Corporation.

   (b)(2)    Term Sheet dated as of December 22, 2000 between Parent and
             American Capital Strategies, Ltd.

   (d)(1) Agreement and Plan of Merger dated as of January 4, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on January 8, 2001).

   (d)(2)    Form of Stockholder Agreement dated as of January 4, 2001 among
             Parent, Purchaser and certain stockholders of the Company
             (including a schedule listing each such stockholder and the number of shares of the Company owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

   (d)(3)    Form of Stockholder Agreement dated as of January 4, 2001 among
             Parent, Purchaser and certain stockholders of the Company
             (including a schedule listing each such stockholder and the number of shares of the Company owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder).

   (d)(4) Confidentiality Agreement between Parent and the Company executed in July 2000.

   (d)(5)    Exclusivity Agreement between Parent and the Company dated
             September 11, 2000.

   (g)       None.

   (h)       None.

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Cobra Electronics Corporation

                                                   /s/ James R. Bazet
                                          By:
                                            ___________________________________
                                              Name: James R. Bazet
                                                Title: President and Chief
                                                     Executive Officer

                                          Blue Marlin, Inc.

                                                   /s/ James R. Bazet
                                          By:
                                            ___________________________________
                                              Name: James R. Bazet
                                              Title: President

Date: January 16, 2001

                                       4
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                                 EXHIBIT INDEX

 Exhibit No. Description
 ----------- -----------
 (a)(1)(A)   Offer to Purchase dated January 16, 2001.

 (a)(1)(B)   Letter of Transmittal.

 (a)(1)(C)   Notice of Guaranteed Delivery.

 (a)(1)(D)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
             Nominees.

 (a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial Banks,
             Trust Companies and Nominees.

 (a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.

 (a)(1)(G)   Form of Summary Advertisement as published on January 16, 2001.

 (a)(1)(H)   Text of press release issued by Parent dated January 16, 2001.

 (b)(1)      Term Sheet dated as of December 14, 2000 between Parent and
             General Electric Capital Corporation, LaSalle Bank National
             Association and BT Commercial Corporation.

 (b)(2)      Term Sheet dated as of December 22, 2000 between Parent and
             American Capital Strategies, Ltd.

 (d)(1) Agreement and Plan of Merger dated as of January 4, 2001, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of the Company filed on January 8, 2001).

 (d)(2)      Form of Stockholder Agreement dated as of January 4, 2001 among
             Parent, Purchaser and certain stockholders of the Company
             (including a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder.

 (d)(3)      Form of Stockholder Agreement dated as of January 4, 2001 among
             Parent, Purchaser and certain stockholders of the Company
             (including a schedule listing each such stockholder and the number of shares owned by such stockholder as set forth in the Stockholder Agreement entered into by such stockholder.

 (d)(4) Confidentiality Agreement between Parent and the Company executed in July 2000.

 (d)(5)      Exclusivity Agreement between Parent and the Company dated
             September 11, 2000.

 (g)         None.

 (h)         None.

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